FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Scott, David
(Last) (First)

2838 Birch Street
(Street)

Vancouver, BC V6H 2T6
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Voice Mobility International Inc., VMII

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year

09/20/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X Director ______ 10% Owner
______ Officer (give title below) ______ Other (specify title below)

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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(Over)
SEC 1474 (9-02)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) Or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Non-employee Director Stock Options	Cdn.$0.16	09/20/02		A		50,000		(1)	09/19/07	Common Stock	50,000		150,000	D	

Explanation of Responses:

(1) The option vests immediately

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

/s/ David Scott
** Signature of Reporting Person

11/09/2002
Date

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, *see* Instruction 6 for procedure.

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